                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                        Headway Corporate Resources, Inc.
                        ---------------------------------
                                (Name of Issuer)

                         Common Stock $0.0001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    422101105
                                 (CUSIP Number)


Mr. E. Garrett Bewkes, III                  With a copy to:
GarMark Partners, L.P.                      Scott M. Zimmerman, Esq.
c/o GarMark Associates L.L.C.               Swidler Berlin Shereff Friedman, LLP
1325 Avenue of the Americas                 405 Lexington Avenue
26th Floor                                  New York, New York 10174
New York, New York 10019                    (212) 973-0111
(212) 713-8500

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 17, 2002
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Page 1 of 12 sequentially numbered pages

             Exhibit Index appears at sequentially numbered Page 10.

SCHEDULE 13D
--------------------------------------------------------------------------------------------------------------------
CUSIP No. 422101105                                                     Page    2    of    12    Pages
          ---------                                                          -------     -------
--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  GarMark Partners, L.P.
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                               (b)[X]
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES                    16,444,678**
    BENEFICIALLY     ------ ----------------------------------------------------------------------------------------
      OWNED BY        8      SHARED VOTING POWER
        EACH
     REPORTING       ------ ----------------------------------------------------------------------------------------
       PERSON         9      SOLE DISPOSITIVE POWER
        WITH                     16,444,678**
                     ------ ----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 16,444,678**
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
                                        N/A
--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    60.1%**
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    PN
--------------------------------------------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!
**ASSUMES FULL CONVERSION OF THE SERIES G PREFERRED STOCK (AS HEREINAFTER DEFINED), WHICH IS CONTINGENT UPON AN INCREASE IN THE ISSUER'S AUTHORIZED NUMBER OF SHARES OF COMMON STOCK. SUCH INCREASE IN THE ISSUER'S AUTHORIZED NUMBER OF SHARES OF COMMON STOCK IS SUBJECT TO COMMON STOCKHOLDER APPROVAL (AS HEREINAFTER DEFINED).

SCHEDULE 13D
--------------------------------------------------------------------------------------------------------------------
CUSIP No. 422101105                                                     Page    3    of    12    Pages
          ---------                                                          -------     -------
--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  GarMark Associates L.L.C.
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES                         16,444,678**
    BENEFICIALLY      ------ ---------------------------------------------------------------------------------------
      OWNED BY        8      SHARED VOTING POWER
        EACH
     REPORTING        ------ ---------------------------------------------------------------------------------------
       PERSON         9      SOLE DISPOSITIVE POWER
        WITH                          16,444,678**
                      ------ ---------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      16,444,678**
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
                                        N/A
--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    60.1%**
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    OO
--------------------------------------------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!
** ASSUMES FULL CONVERSION OF THE SERIES G PREFERRED STOCK, WHICH IS CONTINGENT UPON AN INCREASE IN THE ISSUER'S AUTHORIZED NUMBER OF SHARES OF COMMON STOCK. SUCH INCREASE IN THE ISSUER'S AUTHORIZED NUMBER OF SHARES OF COMMON STOCK IS SUBJECT TO COMMON STOCKHOLDER APPROVAL.

SCHEDULE 13D
--------------------------------------------------------------------------------------------------------------------
CUSIP No. 422101105                                                     Page    4    of    12    Pages
          ---------                                                          -------     -------
--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  E. Garrett Bewkes, III
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
--------------------------------------------------------------------------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES                         0
    BENEFICIALLY      ------ ---------------------------------------------------------------------------------------
      OWNED BY        8      SHARED VOTING POWER
        EACH                          16,444,678**
     REPORTING        ------ ---------------------------------------------------------------------------------------
       PERSON         9      SOLE DISPOSITIVE POWER
        WITH                          0
                      ------ ---------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                                      16,444,678**
--------------------------------------------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    16,444,678**
--------------------------------------------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
                                        N/A
--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    60.1%**
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    IN
---------------------------------------------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!
** ASSUMES FULL CONVERSION OF THE SERIES G PREFERRED STOCK, WHICH IS CONTINGENT UPON AN INCREASE IN THE ISSUER'S AUTHORIZED NUMBER OF SHARES OF COMMON STOCK. SUCH INCREASE IN THE ISSUER'S AUTHORIZED NUMBER OF SHARES OF COMMON STOCK IS SUBJECT TO COMMON STOCKHOLDER APPROVAL.

SCHEDULE 13D
--------------------------------------------------------------------------------------------------------------------
CUSIP No. 422101105                                                     Page    5    of    12    Pages
          ---------                                                          -------     -------
--------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Mark G. Solow
--------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
--------------------------------------------------------------------------------------------------------------------
     NUMBER OF        7      SOLE VOTING POWER
       SHARES                         0
    BENEFICIALLY      ------ ---------------------------------------------------------------------------------------
      OWNED BY        8      SHARED VOTING POWER
        EACH                   16,444,678**
     REPORTING        ------ ---------------------------------------------------------------------------------------
       PERSON         9      SOLE DISPOSITIVE POWER
        WITH                       0
                      ------ ---------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                               16,444,678**
--------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                16,444,678**
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
                                        N/A
--------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    60.1%**
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    IN
--------------------------------------------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!
** ASSUMES FULL CONVERSION OF THE SERIES G PREFERRED STOCK, WHICH IS CONTINGENT UPON AN INCREASE IN THE ISSUER'S AUTHORIZED NUMBER OF SHARES OF COMMON STOCK. SUCH INCREASE IN THE ISSUER'S AUTHORIZED NUMBER OF SHARES OF COMMON STOCK IS SUBJECT TO COMMON STOCKHOLDER APPROVAL.

                                 AMENDMENT NO. 2

                                       TO

                                  SCHEDULE 13D

     ITEM 1. SECURITY AND ISSUER

          The class of equity securities to which this Amendment No. 2 to Statement on Schedule 13D (this "Statement") relates is the common stock, $0.0001 par value per share (the "Common Stock"), of Headway Corporate Resources, Inc., a Delaware corporation (the "Issuer"). As of April 17, 2002, the date of the transaction that gives rise to the event that requires the filing of this Statement, the principal executive offices of the Issuer were located at 317 Madison Avenue, New York, New York 10017, telephone (212) 672-6501.

     ITEM 2. IDENTITY AND BACKGROUND

          (a), (b), (c) and (f). This Statement is being filed jointly by (i) GarMark Partners, L.P., a Delaware limited partnership ("GarMark Partners"),
(ii) GarMark Associates L.L.C., a Delaware limited liability company ("GarMark Associates"), and the general partner of GarMark Partners, (iii) E. Garrett Bewkes, III, a United States citizen ("Bewkes"), and (iv) Mark G. Solow, a United States citizen ("Solow"). Bewkes and Solow are the controlling members of GarMark Associates. GarMark Partners, GarMark Associates, Bewkes and Solow are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each Reporting Person is 1325 Avenue of the Americas, 26th Floor, New York, New York 10019.

          GarMark Partners is a private investment partnership. Bewkes' present principal occupation is Managing Member of GarMark Associates. Solow's present principal occupation is Managing Member of GarMark Associates.

          See Item 5 for information regarding ownership of Common Stock.

          (d) and (e). During the past five years, none of the Reporting Persons or other persons listed above has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The securities that are the subject of this Amendment No. 2 to Statement on Schedule 13D were issued to GarMark Partners and/or amended (as applicable) in consideration for its waiver of certain events of default under the Series F Certificate of Designations (as hereinafter defined), the Series G Certificate of Designations (as hereinafter defined), the Indenture relating to the Notes (as hereinafter defined) and the First Limited Waiver (as hereinafter defined).

     ITEM 4. PURPOSE OF TRANSACTION.

          On March 19, 1998, GarMark Partners, the other purchasers (together with GarMark Partners, the "Purchasers") that are signatories to the Securities Purchase Agreement (as hereinafter defined) and the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), pursuant to which the Purchasers purchased Series F Convertible Preferred Stock, $.0001 par value per share (the "Series F Preferred Stock"), and Increasing Rate Senior Subordinated Notes (the "Notes") of the Issuer. A copy of the Securities Purchase Agreement is incorporated by reference hereto as Exhibit A. The terms of the Preferred Stock were set forth in the Certificate of Designations, Preferences and Rights of the Series F Preferred Stock (the "Series F Convertible Certificate of Designations"), a copy of which is incorporated by reference hereto as Exhibit B.


                               Page 6 of 12 Pages

          The Series F Certificate of Designations provided that: (i) the shares of Series F Preferred Stock were convertible into shares of Common Stock of the Issuer at a rate of $5.58 per share, which number of shares and the per share price were subject to adjustment pursuant to the terms of the Series F Certificate of Designations; (ii) the Purchasers had certain preemptive and redemption rights (as set forth in the Series F Certificate of Designations) with respect to, among other things, certain sales of Common Stock of the Issuer; and (iii) the Purchasers had certain voting rights with respect to, among other things, (a) extraordinary corporate transactions such as a merger, reorganization or liquidation of the Issuer or any subsidiary of the Issuer, (b) the sale or transfer of substantially all of the assets of the Issuer, (c) certain changes in the Issuer's capitalization or dividend policy, (d) material changes in the Issuer's or the Issuer's subsidiaries' business, (e) changes in the Issuer's certificate of incorporation or by-laws, (f) the sale of the Issuer's Common Stock in certain circumstances, (g) the incurrence of debt by the Issuer in certain instances, (h) the sale of certain subsidiaries of the Issuer or (i) amending the size of the Board of Directors of the Issuer in certain instances.

          On August 24, 2001, the Purchasers entered into a Limited Waiver and Amendment with the Issuer (the "First Limited Waiver") pursuant to which the Purchasers, among other things, waived certain events of default under the Series F Certificate of Designations and the Indenture relating to the Notes. A copy of the First Limited Waiver is incorporated by reference hereto as Exhibit C.

                  In accordance with the terms of the First Limited Waiver, on September 7, 2001, the Purchasers, including GarMark Partners: (i) received (A) warrants (the "Initial Warrants") to purchase an aggregate of 1,000,000 shares of Common Stock (of which GarMark received warrants to purchase 666,667 shares of Common Stock) at $1.10 per share, exercisable at any time from September 7, 2001 through September 7, 2006, (B) warrants (the "First Additional Warrants")
          to purchase an aggregate of 1,150,000 shares of Common Stock (of which GarMark received warrants to purchase 766,667 shares of Common Stock) at $0.01 per share, exercisable at any time from January 2, 2002 through January 2, 2007 and
(C) warrants (the "Second Additional Warrants," and, together with the Initial Warrants and the First Additional Warrants, the "Warrants") to purchase an aggregate of 850,000 shares of Common Stock (of which GarMark received warrants to purchase 566,667 shares of Common Stock) at $3.05 per share, exercisable at any time from January 2, 2002 through January 2, 2007; and (ii) entered into an Exchange Agreement with the Issuer (the "Exchange Agreement") pursuant to which all of the Purchasers' shares of Series F Preferred Stock were exchanged for an equal number of shares of newly-designated Series G Convertible Preferred Stock, $.0001 par value per share (the "Series G Preferred Stock"). The preferences and rights of the Series G Preferred Stock are the same as the Series F Preferred Stock for which it was exchanged, except that, pursuant to the Series G Certificate of Designation (as hereinafter defined):

          (a) if all interest on the Notes and dividends on the Series G Preferred Stock ("Payments") accrued on and prior to January 2, 2002 were not paid in full in cash by such date, then the Dividend Rate (as defined in the Series G Certificate of Designations) would increase to 9% at such time;

          (b) if all Payments accrued on and prior to April 1, 2002 were not paid in full in cash by such date, then the Dividend Rate would further increase to 10% at such time;

          (c) if all Payments accrued on and prior to January 2, 2002 were not paid in full in cash by such date, then the Conversion Price (as defined in the Series G Certificate of Designations) would be reduced to $2.75 per share at such time; and

          (d) if all Payments accrued on and prior to April 1, 2002 were not paid in full in cash by such date, then the Conversion Price would be further reduced to $1.00 per share at such time.

Copies of the Initial Warrant, the First Additional Warrant and the Second Additional Warrant received by GarMark Partners pursuant to the First Limited Waiver are incorporated by reference hereto as Exhibits D, E and F, respectively. A copy of the Exchange Agreement is incorporated by reference hereto as Exhibit G. A copy of the Certificate of Designations, Preferences and Rights of the Series G Preferred Stock (the "Series G Certificate of Designations"), which sets forth the terms of the Series G Preferred Stock, is incorporated by reference hereto as Exhibit H.

                                  Page 7 of 12 Pages

          Pursuant to the terms thereof, the First Additional Warrants and the Second Additional Warrants (collectively, the "Additional Warrants") would have been immediately canceled (a) on January 2, 2002, in the event that all Payments accrued on and prior to January 2, 2002, had been paid in full in cash as of such date or (b) immediately upon the Issuer obtaining the approval of certain matters by the common stockholders. As of January 2, 2002, the Payments accrued on and prior to such date had not been paid, and the requisite stockholder approval had not been obtained. Accordingly, the Additional Warrants became immediately exercisable as of such date.

          Additionally, pursuant to the terms of the Series G Certificate of Designations, because the Payments accrued on and prior to January 2, 2002 and April 1, 2002 were not paid as of such dates, the Conversion Price of the Series G Preferred Stock was reduced to $2.75 per share as of January 2, 2002, and further reduced to $1.00 per share as of April 1, 2002. The ability of the holders of the Series G Preferred Stock to fully convert their shares into Common Stock is contingent upon an increase in the Issuer's authorized number of shares of Common Stock, which is subject to Common Stockholder Approval (as hereinafter defined).

          On April 17, 2002, effective as of March 31, 2002, the Purchasers entered into a Limited Waiver with the Issuer (the "Second Limited Waiver") pursuant to which the Purchasers waived certain events of default under the Series G Certificate of Designations, the Indenture relating to the Notes and the First Limited Waiver. A copy of the Second Limited Waiver is incorporated by reference hereto as Exhibit I. In accordance with the terms of the Second Limited Waiver, the exercise prices of the Initial Warrants and the Second Additional Warrants were reduced to $0.25 per share.

          The terms of the Securities Purchase Agreement, the Series F Certificate of Designations, the First Limited Waiver, the Warrants, the Exchange Agreement, the Series G Certificate of Designations and the Second Limited Waiver set forth above are qualified in their entirety by the copies incorporated by reference hereto as Exhibits A through I.

          The Reporting Persons may acquire or dispose of securities of the Issuer including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

          Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

     ITEM 5. INTEREST IN SECURITIES OF ISSUER.

          (a) and (b) GarMark Partners is the beneficial owner of 16,444,678 shares of Common Stock (as such number may be adjusted pursuant to the Certificate of Designations and the Warrant), or 60.1%, of the outstanding shares of Common Stock; provided, that the calculation of the number of shares beneficially owned by GarMark Partners assumes the full conversion of the Series G Preferred Stock held by it into 14,414,677 shares of Common Stock, and the ability of GarMark Partners to fully convert its shares of Series G Preferred Stock into Common Stock is contingent upon an increase in the Issuer's authorized number of shares of Common Stock, which is subject to Common Stockholder Approval. As of the date of this filing, because there are not enough shares of Common Stock reserved for issuance to allow for the full conversion of the Series G Preferred Stock, the maximum number of shares of Common Stock that GarMark Partners could receive through the conversion of Series G Preferred Stock held by it is 2,984,229 shares.

          As the general partner of GarMark Partners, GarMark Associates has the power to vote and to direct the voting of and the power to dispose of, and direct the disposition of, the 16,444,678 shares beneficially

                                  Page 8 of 12 Pages
owned by GarMark Partners. Accordingly, GarMark Associates may be deemed to be the beneficial owner of 16,444,678 shares of Common Stock, or 60.1%, of the outstanding shares of Common Stock (subject to the proviso contained in the first sentence of the first paragraph of this Item 5).

          As the Managing Members of GarMark Associates, the general partner of GarMark Partners, each of Bewkes and Solow has the power to vote and to direct the voting of and the power to dispose of, and direct the disposition of, the 16,444,678 shares beneficially owned by GarMark Partners. Accordingly, each of Bewkes and Solow may be deemed to be the beneficial owner of 16,444,678 shares of Common Stock, or 60.1%, of the outstanding shares of Common Stock (subject to the proviso contained in the first sentence of the first paragraph of this Item
5).

          The percentage of beneficial ownership of the Reporting Persons is based on 10,914,627 outstanding shares of Common Stock of the Issuer on March 31, 2002, as reported in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2001.

          Other than as disclosed in this Schedule 13D, there were no transactions in the Common Stock effected by the Reporting Persons during the past sixty days.

          (d)  Not applicable.

          (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

          The Securities Purchase Agreement and the Series G Certificate of Designations each provide, among other things, that (i) one person to be chosen by GarMark Partners be elected as a director of the Issuer's Board of Directors and as a member of each committee of such Board of Directors, and (ii) one person to be chosen by GarMark Partners be elected as a non-voting observer of the Board of Directors and of each committee thereof. The Series G Certificate of Designations provides that, among other things, upon (i) the failure of the Issuer to pay the dividends on the Series G Preferred Stock for four consecutive quarterly periods, or (ii) any default by the Issuer upon any redemption obligation, the number of directors of the Issuer's Board of Directors will be increased to allow the Purchasers, voting as a class, to elect one third of the Issuer's Board of Directors. The Series G Certificate of Designations provides that dividends on the Series G Preferred Stock commenced accrual as of April 1, 2001, and that the Issuer was deemed not to have paid any such dividend, as of June 30, 2001. No dividends have been paid on the Series G Preferred Stock to date, and, accordingly, the holders of the Series G Preferred Stock currently have the right to elect one third of the Issuer's Board of Directors.

          The Registration Rights Agreement, dated as of March 19, 1998, a copy of which is incorporated by reference hereto as Exhibit J, provides for the grant by the Issuer of certain demand and piggy-back registration rights to the Purchasers.

          Pursuant to the Second Limited Waiver, each of the Purchasers agreed to exercise the Warrants issued to it prior to the stockholders meeting at which Common Stockholder Approval is sought (the "Stockholders Meeting"), and to vote the shares of Common Stock issued to it upon such exercise in favor of: (i) an increase in the authorized number of shares of Common Stock of the Issuer to at least Eighty Million (80,000,000); and (ii) any other matters for which the receipt of the approval of the holders of the Common Stock would be necessary, appropriate or desirable in order to effectuate the transactions contemplated by the Second Limited Waiver, the Indenture, the Series G Certificate of Designations, the Warrants or the Notes (collectively, the "Common Stockholder Approval"). Simultaneously with the execution of the Second Limited Waiver, the Purchasers, the Issuer and certain holders of Common Stock (the "Common Stockholders") entered into a Voting Agreement (the "Voting Agreement") pursuant to which the Purchasers and Common Stockholders agreed to vote all voting securities of the Issuer held by them in favor of the Common Stockholder Approval. A copy of the Voting Agreement is incorporated by reference hereto as Exhibit K. Accordingly, pursuant to the terms of the Second Limited Waiver and the Voting Agreement, shareholders owning approximately 47.2% of the shares that are

                                  Page 9 of 12 Pages
expected to be eligible to vote at the Stockholders Meeting have agreed to vote in favor of Common Stockholder Approval.

          The terms of the Second Limited Waiver, the Registration Rights Agreement and the Voting Agreement set forth above are qualified in their entirety by the copies incorporated by reference hereto as Exhibits I through K.

     ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit A.     Securities Purchase Agreement, dated as of March 19,
                         1998, by and among the Issuer and the Purchasers
                         (incorporated by reference to Exhibit A to the Schedule
                         13D filed by the Reporting Persons with the Commission, dated April 24, 1998).

          Exhibit B.     Certificate of Designations, Preferences and Rights of
                         the Series F Convertible Preferred Stock of the Issuer, dated as of March 19, 1998 (incorporated by reference to Exhibit B to the Schedule 13D filed by the Reporting
                         Persons with the Commission, dated April 24, 1998).

          Exhibit C.     Limited Waiver and Amendment, dated as of August 24,
                         2001, by and among the Issuer and the Purchasers
                         (incorporated by reference to Exhibit C to Amendment
                         No. 1 to the Schedule 13D filed by the Reporting
                         Persons with the Commission, dated September 18, 2001).

          Exhibit D.     Warrant, dated as of September 7, 2001, to purchase
                         666,667 Shares of Common Stock issued by the Issuer to GarMark Partners (incorporated by reference to Exhibit
                         D to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the Commission, dated September
                         18, 2001).

          Exhibit E.     Warrant, dated as of September 7, 2001, to purchase
                         766,667 Shares of Common Stock issued by the Issuer to GarMark Partners (incorporated by reference to Exhibit
                         G to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the Commission, dated September
                         18, 2001).

          Exhibit F.     Warrant, dated as of September 7, 2001, to purchase
                         566,667 Shares of Common Stock issued by the Issuer to GarMark Partners (incorporated by reference to Exhibit
                         H to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the Commission, dated September
                         18, 2001).

          Exhibit G.     Exchange Agreement, dated as of September 7, 2001, by
                         and among the Issuers and the Purchasers (incorporated by reference to Exhibit E to Amendment No. 1 to the
                         Schedule 13D filed by the Reporting Persons with the Commission, dated September 18, 2001).

          Exhibit H.     Certificate of Designations, Preferences and Rights of
                         the Series G Convertible Preferred Stock of the Issuer, dated as of September 7, 2001 (incorporated by reference to Exhibit F to Amendment No 1 to the
                         Schedule 13D filed by the Reporting Persons with the Commission, dated September 18, 2001).

          Exhibit I. Second Limited Waiver dated as of April 17, 2002, by and among the Issuer and the Purchasers.

          Exhibit J.     Registration Rights Agreement dated as of March 19,
                         1998 between the Issuer and the Purchasers
                         (incorporated by reference to Exhibit C to the Schedule
                         13D filed by the Reporting Persons with the Commission, dated April 24, 1998).



                               Page 10 of 12 Pages

          Exhibit K      Voting Agreement, dated as of April 17, 2002, by and
                         among the Issuers, the Purchasers and the Common
                         Stockholders.

          Exhibit L.     Agreement of Joint Filing among signatories of this
                         Schedule 13D with respect to its filing (incorporated by reference to Exhibit D to the Schedule 13D filed by the Reporting Persons with the Commission, dated April
                         24, 1998).

                               Page 11 of 12 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          GARMARK PARTNERS, L.P.


                          By: GarMark Associates L.L.C.
                              its general partner

                          By: /s/ E. Garrett Bewkes, III
                              -----------------------------
                          Name: E. Garrett Bewkes, III
                          Title: Managing Member


                          GARMARK ASSOCIATES L.L.C.

                          By: /s/ E. Garrett Bewkes, III
                             ------------------------------
                          Name: E. Garrett Bewkes, III
                             Title: Managing Member


                             /s/ E. Garrett Bewkes, III
                             -----------------------------
                             E. GARRETT BEWKES, III


                             /s/ Mark G. Solow
                             -----------------------------
                             MARK G. SOLOW

Dated: May 8, 2002


                              Page 12 of 12 Pages